From: Dr. Skender Fani [mailto:skenderfani@gmail.com]
Sent: Thursday, July 27, 2006 12:34 PM
To: mweiner@noof.com
Cc: Alan Isaacman; melissa4hubbard@aol.com; dnicholas@xtendnetworks.com; hiramwoo@yahoo.com; Hank Gracin; CPV33@aol.com
Subject: NOOF

Dear Michael,

1) I am referring to our telephone conversation Sunday, July 23, 2006. In this conversation I officially resigned from the Board of Directors of New Frontier Media . As I told you, I am uncomfortable remaining on the board of the company for various reasons, several of which are mentioned below.

One reason is that I was not in favor of raises for 2007.

I also am against  the proxy filed where it states compensation.
After the board meeting June 2, 2006 there are higher salaries and longer terms and I feel this is misleading to the investors who are voting. The investors are voting the proxy for the Future, not the past. Ken threatened to leave if he did not get his way at the June meeting and that would be a material event had he done so and would have had to be reported immediately so why not the new terms and amounts? I have checked, as has Melissa, with several U.S. attorneys and they all agree in my thinking.

Another area for concern includes the upcoming new contracts and amendments to current contracts. After receiving the recent detailed email from Melissa on the 14th regarding her talks with outside counsel and numerous seemingly serious issues that may arise, along with my phone call with her last week, I must say that I did not want to have any involvement with these negotiations.

After the board went ahead and made compensation decisions without me in the last meeting, I believe I can not be effective in representing the shareholders best interests in matters, especially compensation issues, as my one vote does not count against the other six. It seems management is determined to get what it wants and as I am against their position. It does not serve neither the company nor myself if I remain on the board.

2) When I came on board the company was in a bad, dysfunctional condition with countless lawsuits, in a proxy battle, in debt, with a share price under $1.00 and a CEO that needed to be replaced. Legal bills alone were in the millions a year .

Together with you, the board and management, we all worked diligently to turn this around. Lawsuits were settled and legal expenses lowered; new channels and substantially more new network households were added; the European road show took place which ignited the share price to over $10.00 per share in the end from under $1.00 as positive results were achieved; new investors became involved worldwide; debt was reduced to zero with tens of millions in the bank; insiders were holding shares and not constantly selling ; institutional holdings were increasing to approx 70% of the shares outstanding up from a minimal amount ; and now a major hedge fund owns about 14.8% of the shares outstanding.

I must say that this is an accomplishment that all involved can be extremely proud of.

 However I feel now that something has changed . The company's as well as managements focus and attitudes are not as they were when
this past success was achieved and I find this to be a negative.   It
also seems to me that some people are mainly interested in new contracts with " platinum parachute provisions", extensions and better terms in the event of a change in control. As I have always said, if this change were to happen it should be the new owners choice to keep on those they desire and if executives are doing a good job then they should have no worries! I have tried to share some of my other opinions and ideas , (the last meeting and compensation committee calls are just one example), but I seem to no longer be effective .
Therefore I made my decision to resign.

3) I have read the form 8 filed with the SEC yesterday and it says that my letter " did not state any disagreements with the company".
This is incorrect. In my official resignation letter yesterday I stated that I would address some of my concerns and thoughts in a separate letter.


4) I will say that you are my friend, and as we discussed, I will assist you in any way, especially with regards to the prospects in Europe you mentioned in the past. I sincerely wish the best for New Frontier and all involved and , as a shareholder, route for your success in finding new ways to grow the company in unique and exciting areas along with continuing to build on what has been already achieved.

Thank you and all the board-members. It was great working with you for many years.


Kind regards,

Skender


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Dr. Skender Fani
Walfischgasse 14
1010 Vienna  Austria

43.1.512.3838
43.1.513.7797 fax